December 15, 2006

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549-0305

U.S.A.

Dear Mr. Krikorian:

We are writing regarding your recent letter dated December 11, 2006 further commenting on our Forms 6-Ks filed on July 27, 2006 and August 10, 2006. We are in the process of compiling a response to your letter.

While preparing response to your letter, we have been in consultation with our current and past independent auditors because our independent auditor was recently changed from ChuoAoyama PricewaterhouseCoopers to KPMG AZSA & Co. As noted in our letter dated October 10, 2006, because ChuoAoyama PricewaterhouseCoopers has recently split into two entities, PricewaterhouseCoopers Aarata and Misuzu Audit Corporation, we have been getting their cooperation on a delayed basis. Coupled with the holiday season, this makes it difficult for us to respond within the requested 10 business days.

We expect to submit our response to your letter as soon as practicable, which we expect will be around end of January 2007. Thank you for your kind understanding and please feel free to contact me if you have any questions regarding the above.

Very truly yours,

/s/ Mahendra Negi
Mahendra Negi
Chief Financial Officer
Trend Micro Incorporated

cc:	Jason Niethamer

Tammy Tangen

(Division of Corporation Finance

Securities and Exchange Commission)

Katsuya Niihara

Yuzuru Nanami

(Trend Micro Incorporated)

Izumi Akai

Yoichiro Taniguchi

Joung W. Hwang

(Sullivan & Cromwell LLP)